December 14, 2015

VIA EDGAR

Era Anagnosti

Accounting Branch Chief

Legal Branch Chief

Office of Financial Services

United States Securities and Exchange Commission

Washington, D.C.  20549

RE:                       MainSource Financial Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 13, 2015

Definitive Proxy Statement on Schedule 14A

Filed March 25, 2015

File No. 000-12422

Dear Ms. Anagnosti:

MainSource Financial Group, Inc. (the “Corporation”) hereby submits the following responses to the comments of the Securities and Exchange Commission, Division of Corporation Finance (the “Division”) dated December 4, 2015, concerning the Corporation’s disclosures in its Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 25, 2015 on Schedule 14A.

The Corporation’s responses to the Division’s comment letter are outlined below in the sequential order in which the comments appear in the comment letter immediately following the restated comment of the Division.

Form 10-K for the Fiscal Year Ended December 31, 2014

Disclosure Controls and Procedures, page 79

1.                                    We note the disclosure that based on their evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the company’s disclosure controls and procedures are, to the best of their knowledge, effective to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms as of such date. Please tell us why you qualified your opinion with “to the best of their knowledge” or revise future filings to remove the disclosure.

In future filings on Form 10-K, we will remove the language stating that the Corporation’s disclosure controls and procedures are effective “to the best of our knowledge” from the disclosure under Item 9A.

Definitive Proxy Statement on Schedule 14A

Compensation of Executives in 2014, page 36

Short-term Incentive Compensation, page 36

2.                                    In future filings and to the extent applicable, please quantify the performance measures identified on page 31, and for each measure indicate the threshold, target and maximum levels of performance. In addition, for each measure please ensure to disclose the actual level of target achievement.

In future filings on Form 10-K, we will quantify the threshold, target and maximum levels for each of the quantifiable performance measures for the prior year, as well as the actual level of target achievement.  With respect to the individual goals, which are varied and highly subjective, no quantifiable information is available for inclusion.

3.                                    Please note that your Grant of Plan-Based Awards tabular disclosure on page 42 should include the target and maximum levels of “Estimated Future Payouts Under Non-Equity Incentive Plan Awards.” In this regard, we note your discussion at the end of page 31. Please advise or revise your future filings accordingly.

As discussed in the Proxy Statement, the Corporation grants non-equity incentive awards pursuant to its Short-Term Incentive Plan during the first quarter of the year following the year of performance.  The Executive Compensation Committee determines the amount of each award taking into account the performance measures discussed on page 31 of the Proxy Statement, subject to its discretion.  At the same time, the Committee establishes the performance metrics applicable to the current year, payable during the subsequent year.

In future filings of the Proxy Statement, we will include (i) the non-equity incentive compensation granted during the fiscal year covered by the Proxy Statement in the Summary Compensation Table; and (ii) an estimate of the Threshold, Target and Maximum non-equity incentive payouts established during the fiscal year covered by the Proxy Statement and payable in the subsequent year under the heading “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards” in the Grant of Plan-Based Awards tabular disclosure. (See Compliance and Disclosure Interpretation (“C&DI”) 120.02).

Summary Compensation Table, page 41

4.                                    We note your footnote (3) disclosure stating, among other things, that you do not disclose the portion of the award that is deferred to the subsequent year because the NEOs must be employed on the date of payment to receive the amount. Instruction 4 of Item 402 of Regulation S-K states that any amounts deferred whether pursuant to a plan established under Section 401(k)of the Internal Revenue Code or otherwise, “shall be included in the appropriate column for the fiscal year in which earned.” In addition Instruction 1 to Item 402(c)(2)(vii) states that if the relevant performance measure is satisfies during the fiscal year, the earnings are reportable for that fiscal year, even if not payable until a later date. In light of this guidance, please provide us with your legal analysis as to why disclosure of the deferred portion of the award granted under the Short-Term Incentive Plan in a different fiscal year is appropriate.

As noted in footnote (3), the non-equity incentive compensation award is paid in 2 installments, with the second installment subject to an additional performance condition: the executive’s continued employment on the payment date which constitutes a value and substantial risk of forfeiture under the Internal Revenue code of 1986, as amended.  The deferred portion was not included in the Summary Compensation Table based upon C&DI 119.17, which provides that the deferred portion of a cash bonus is not reportable in the Summary Compensation Table unless and until the performance condition (continued employment) is satisfied.

In connection with its responses to the comments of the Division, the Corporation hereby acknowledges that:

•                                         it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                         the Corporation may not assert staff comments as a defense in proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff has any questions concerning the responses provided herein on the document discussed herein, please do not hesitate to contact me.

Sincerely,

/s/ James M. Anderson
James M. Anderson
Executive Vice President and Chief Financial
Officer